Exhibit 99.1

Cheetah Mobile Management Team Delegated with Kingsoft’s Voting Power

Cheetah Mobile Completes Investments in AI Technology Company

Beijing, China, October 2, 2017 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced that the shareholders of Kingsoft Corporation Limited (“Kingsoft”) have approved the delegation of approximately 38% voting power of Cheetah Mobile held by Kingsoft to Mr. Sheng Fu, chief executive officer and director of Cheetah Mobile (“Mr. Fu”), effective October 1, 2017.

To the Company’s knowledge, Mr. Fu intends to separately enter into a voting proxy agreement with Tencent, pursuant to which Tencent will delegate to Mr. Fu certain voting power of Cheetah Mobile. Upon the completion of both the Kingsoft and Tencent delegations, Mr. Fu and other Cheetah management members will hold over 50% of voting power and approximately 10% of equity interests in Cheetah Mobile.

In addition, the shareholders of Kingsoft have approved a capital injection agreement, which the Company previously announced on May 26, 2017. Pursuant to the capital injection agreement, a wholly-owned subsidiary of Cheetah Mobile subscribed to newly issued equity interest in Beijing OrionStar Technology Co., Ltd. (“Beijing OrionStar”) for a consideration of approximately US$40 million. Beijing OrionStar is an artificial intelligence technology company incorporated in China and controlled by Mr. Fu. This transaction was completed on September 30, 2017. As a result, Cheetah Mobile holds approximately 30% of equity interest in Beijing OrionStar and has a two-year warrant to subscribe to additional equity interests at the same valuation to achieve controlling position.

Mr. Fu stated, “I appreciate Kingsoft’s trust and confidence in Cheetah Mobile’s management team. By holding over 50% of voting power in the Company, we will have more independence and flexibility in executing our long-term growth strategy. The investment in Beijing OrionStar will also help Cheetah Mobile become one of the top players in AI technologies and roll out its own AI based products and services in the near future.”

Background Information

On February 12, 2017, Kingsoft entered into a voting proxy agreement with Mr. Fu, delegating certain voting rights of Cheetah Mobile to Mr. Fu. The effectiveness of the agreement was subject to Kingsoft’s shareholder approval and signing of a definitive agreement between Mr. Fu and Cheetah Mobile in relation to Beijing OrionStar technology company.

On May 26, 2017, Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”), a wholly-owned subsidiary of Cheetah Mobile, entered into a capital injection agreement with Beijing OrionStar.  Pursuant to the Capital Injection Agreement, Beijing Security, Pingtan Dingfu, and Kangyuan Heart agreed to subscribe to newly issued equity interest in Beijing OrionStar for a consideration of approximately US$40 million, US$0.4 million, and US$0.35 million, respectively, payable in cash. Within two years after the completion of the transaction, Beijing Security is entitled to a warrant to subscribe to newly issued equity interest in Beijing OrionStar in the future with an equivalent value of up to US$62 million at the same unit subscription price as the current investment, subject to certain conditions and adjustments as provided in the Capital Injection Agreement. If the warrant is exercised in full, Beijing Security is expected to hold over 50% of equity interest in Beijing OrionStar, assuming that there will be no other change in the shareholding structure of Beijing OrionStar.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform. Cheetah Mobile’s products, including its popular utility applications Clean Master, Security Master and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. Leveraging the success of its utility applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 417-5395

Email: IR@cmcm.com